Amaze Holdings, Inc.

2901 West Coast Highway, Suite 200

Newport Beach, CA

(888)-672-0365

February 5, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street NE

Washington, D.C. 20549

Re:	Amaze Holdings, Inc.
Registration Statement on Form S-1
File No. 333-290657

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Amaze Holdings, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:30 pm, Eastern Time on Monday, February 9, 2026 or as soon thereafter as may be practicable.

Please direct any questions concerning this letter to Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

Amaze Holdings, Inc.

By:	/s/Joel Krutz
Joel Krutz, Chief Financial Officer